

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

> **Re:** **Hunt for Travel, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 16, 2011**
> **File No. 333-169802**

Dear Ms. Hunter:

We have reviewed your responses to the comments in our letter dated February 15, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Overview, page 1

1. Please update to include your revenue, losses, and assets as of your most recent interim stub.

Description of Business, page 9

Business Development, page 10

2. We note your response to our prior comment 2 and reissue in part. You identify the costs of attending wedding and cruise shows as $2,000 and advertising as no more than $5,000 on page 10, but you seem to aggregate these two costs together as $7,500. Please reconcile or advise.

3. Please advise as to what role your business consultant, Europa Capital Investments LLC, has in your business plan and please disclose here.

4. We note your response to our prior comment 3 and reissue in part. Please provide an estimate of the commission you will receive from operators that "pay [you] a commission directly."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP